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SEC Mail Processing Section MAR 01 2017 Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui / Douglas Episcopio (212) 704-7608 / 9323
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

We, Michelle Hui, Carlos Bertaco and Douglas Episcopio, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Safra Securities LLC (the "Company") as of and for the year ended December 31, 2016, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/17

Financial & Operations Principal Date
(January 1, 2016 through October 31, 2016)

2/28/17

Financial & Operations Principal Date
(November 1, 2016 onward)

2/28/17

Director Date

State of New York
County of New York

Subscribed and sworn to
before me

this 28th day of Feb. 2017

Notary Public

KAREN DA-IN CHANG
Notary Public, State of New York
No. 01CH5004133
Qualified in Queens County
Certificate Filed In New York County
Commission Expires Nov. 9, 2018

SAFRA SECURITIES LLC
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Safra Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Safra Securities LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Safra Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

SAFRA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 56,952,230
Cash and securities required to be segregated under federal or other regulations	54,239,290
Short term interest-bearing deposits	748,335
Receivable from customers	550,192
Receivable from brokers, dealers and clearing organizations	15,925,528
Securities borrowed	4,928,750
Securities owned — at fair value (including securities pledged as collateral of $62,310,280)	70,303,720
Other assets	981,156
TOTAL ASSETS	$ 204,629,201

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Payable to customers	$ 58,039,694
Payable to brokers, dealers and clearing organizations	10,610,825
Due to Parent	754,959
Accrued expenses and other liabilities	2,579,030
Total liabilities	71,984,508
COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)	
MEMBER'S CAPITAL	132,644,693
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 204,629,201

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities LLC (the "Company") is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Safra National Bank of New York (the "Bank" or the "Parent") and disregarded as an entity separate from the Bank for income tax purposes. Effective July 15, 2015, the Company was approved by FINRA to be a self-clearing broker and began its operation as a self-clearing broker-dealer on January 6, 2016. Previous to January, 6 2016, the Company was an introducing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company's business includes providing foreign and domestic securities brokerage services to its customers. The Company also engages in proprietary trading.

Effective January 6, 2016, the Company clears and settles securities transactions and accordingly carries security accounts for customers and is subject to the requirements of Customer Protection Rule 15c3-3 ("Rule 15c3-3") and Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934.

The Company settles certain foreign securities on an omnibus account with an affiliated broker-dealer which is registered with the Brazilian Securities Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "U.S. GAAP").

Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant accounting estimates reflected in the Company's statement of financial condition include the measurement of fair value of the Company's securities owned. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of 90 days or less mainly comprising of money market accounts with other depository institutions. These accounts are not segregated and deposited for federal or regulatory purposes.

Cash and Securities Required to be Segregated under Federal or Other Regulations — Cash and/or securities required to be segregated under federal or other regulations consists of non interest-bearing cash and U. S. Treasuries held in special reserve bank account pursuant to Rule 15c3-3. As of December 31, 2016, the Company had a non interest bearing cash deposit of $25,228,750 and U.S. Treasuries of $29,010,540 maintained in a special reserve bank account for the exclusive benefit of customers.

Short Term Interest-Bearing Deposits — Short term interest-bearing deposits consist of interest-bearing time deposits with depository institutions with original maturities of greater than three months and less than one year, which have penalties for withdrawal of deposits prior to original maturities. The carrying amount of these deposits is recorded at cost which approximates the fair value given the short-term nature of these deposits as of December 31, 2016.

Receivable from and Payable to Customers — Receivable from customers represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Payable to customers primarily represents deposits of customer cash, and also includes credits in customer accounts related to sales of securities and other funds pending completion of securities transactions. Customers' securities transactions are recorded on a settlement date basis.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations — Receivable from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("securities failed to deliver"), margin deposits and net receivables arising from unsettled trades. It also includes cash deposits held by clearing organization and amounts for revenues from unsettled proprietary trades and commissions receivable. As of December 31, 2016 all receivables were collectible. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed to receive"), payables due to clearing organizations and net payables arising from unsettled trades. The Company presents fails on a grossed up basis.

Securities Borrowed and Loaned — Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowing transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. As disclosed in Note 8 the Company had $4,928,750 in deposits paid for securities borrowed at December 31, 2016 and did not have deposits received for securities loaned at December 31, 2016.

Securities Transactions — Securities owned are used in the Company's investment activities and are recorded at fair value in the statement of financial condition. Transactions in securities owned and securities sold, not yet purchased are recorded on a trade date basis. The Company did not have securities sold, not yet purchased at December 31, 2016.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Transactions denominated in foreign currency are accounted for at the exchange rates prevailing on the related transaction dates.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of ASC 740, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. In assessing the usability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company's results of operations as a disregarded entity are included in the Bank's federal, state and local tax returns which are then included in a consolidated/combined return. Current and deferred taxes are allocated to the Company under the "separate-return" method. Under this method, the Company is assumed to file a separate return with the taxing authority, thereby reporting their taxable income or loss and paying the applicable tax to, or receiving the appropriate refund from, the Parent as if the Company was a separate taxpayer, except that net operating losses, if any, (or other current or deferred tax attributes) are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal/combined state/city tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. Accrued income taxes are included in Due to Parent in the accompanying statement of financial condition. This method for allocating income tax expense, pursuant to this income tax allocation method is systematic, rational and consistent with the broad principles of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*.

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition including related interest and penalties.

Fair Value of Financial Instruments — The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial instruments that the Company owns are measured at fair value using bid prices. Fair value measurements do not include transaction costs. Refer to Note 9 for further details of such financial instruments.

As required by U.S. GAAP, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy are described below.

Basis of Fair Value Measurements

Level 1 Inputs — unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Valuation of these assets and liabilities does not entail a significant degree of judgment.

Level 2 Inputs — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Examples of financial instruments with such inputs include U.S. Agency securities, municipal bonds, corporate bonds.

Level 3 Inputs — unobservable inputs for the asset or liability that rely on management's own assumptions which are assumptions that management determines market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data). Examples of financial instruments with such inputs include certain mortgage-backed securities, private equity investments, and certain over-the-counter derivatives.

Recent Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued Accounting Standard Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU No. 2014-09"). ASU No. 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures to help users of the statement of financial condition better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance is effective for annual and interim periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted as early as the original public company effective date of annual periods beginning after December 15, 2016. The new guidance can be applied either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of the adoption of the amended guidance on its statement of financial condition.

Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern—In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern* ("ASU No. 2014-15"), which requires management to perform interim and annual assessments on whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year of the date the statement of financial condition is issued and to provide related disclosures, if required. ASU No. 2014-15 is effective for the Company for our fiscal year ending December 31, 2016. Early adoption is permitted. The Company's adoption of ASU 2014-15 did not have a material impact on its statement of financial condition.

Financial Instruments Overall—In January 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-01, *Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.* ASU No. 2016-01 supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is, trading or available for sale) and require equity securities to be measured at fair value with changes in fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018. The Company does not anticipate the adoption of the amended guidance to have a material on its statement of financial condition.

Revenue from Contracts with Customers—In March 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-08, *Revenue from Contracts with Customers* ("ASU No. 2016-08"). ASU No. 2016-08 outlines amendments affecting guidance in ASU No. 2014-09, which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the

effective date and transition requirements of ASU No. 2014-09.The Company is currently evaluating the impact of the adoption of the amended guidance on its statement of financial condition.

Revenue from Contracts with Customers—In April 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-10, *Revenue from Contracts with Customers* ("ASU No. 2016-10"). ASU No. 2016-10 outlines amendments affecting guidance in ASU No. 2014-09, which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of ASU No. 2014-09.The Company is currently evaluating the impact of the adoption of the amended guidance on its statement of financial condition.

Statement of Cash Flows—In August 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-15, *Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments* ("ASU No. 2016-15"). ASU No. 2016-15 outlines amendments to certain cash receipts and cash payments are presented and classified in the Statement of Cash Flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of the amended guidance on its statement of financial condition.

Statement of Cash Flows (Restricted Cash)—In November 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-18, *Statement of Cash Flows – Restricted Cash* ("ASU No. 2016-18"). ASU No. 2016-18 requires that entities include a reconciliation of changes in restricted cash in their cash flow statement. This will standardize the diversity in practice where some entities included such balances in their statement, while others omitted them. ASU 2016-18 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. Due to this new guidance, the Company will be required to include a reconciliation of changes in restricted cash in the Company's statement of cash flows. The Company is currently evaluating the impact of the adoption of the amended guidance on its statement of financial condition.

Revenue from Contracts with Customers—In December 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.* ASU No. 2016-20 affects the guidance in Update 2014-09, which is not yet effective. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact of the adoption of the amended guidance on its statement of financial condition.

3. CASH AND CASH EQUIVALENTS

The Company maintained cash at one unaffiliated depository institution of $55,468,399 at December 31, 2016. Demand deposits of $924,979 were held at the Bank at December 31, 2016. The Company maintained money market accounts at certain depository institutions with a fair value of $558,852 at December 31, 2016 and categorized in Level 2 of the fair value hierarchy .

4. CASH AND SECURITIES REQUIRED TO BE SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS

In accordance with SEC Rule 15c3-3, the Company as a broker carrying customer accounts, is subject to requirements related to maintaining cash and/or U.S. Treasuries in a segregated reserve account for the exclusive benefit of its customers, which as of December 31, 2016, amounted to $25,228,750 and qualified securities as defined by SEC Rule 15c3-3 with a fair value of $29,010,540 respectively.

5. SHORT TERM INTEREST-BEARING DEPOSITS

The Company maintained short term interest-bearing deposit accounts of $748,335 at December 31, 2016, all with maturities between May and June 2017 and interest rates ranging from 0.4% to 0.6%.

6. RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2016, consist of:

	Receivable	Payable
Securities failed-to-deliver / receive	$ 734,714	$ 10,601,244
Securities transactions pending settlement, net	476,045	-
Receivables from/payable to clearing organizations	14,714,769	9,581
Total	$ 15,925,528	$ 10,610,825

7. RELATED-PARTY TRANSACTIONS

The Company functions as a broker for the Bank and has an Omnibus account relationship with the Bank as well. At December 31, 2016, the Company had a demand deposit of $924,979 at the Bank, which is included in cash and cash equivalents.

The Company had a payable to the Bank of $379,366 which is included in Due to Parent and a tax receivable from the Bank of $299,486 which is included in Other assets as of December 31, 2016 in the accompanying statement of financial condition.

At December 31, 2016, the Company pledged securities owned of $54,284,285 as collateral for a $50,000,000 uncommitted line of credit with the Bank. There were no borrowings against the line as of December 31, 2016.

At December 31, 2016 and noted parenthetically securities pledged as collateral was $62,310,280, of which none can be repledged by the counterparty.

8. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements, a portion of which is on a committed basis, to obtain collateral necessary to effect settlement, finance inventory positions, or re-lend as part of its dealer operations.

The Company receives cash or securities as collateral under securities borrowed transactions. At December 31, 2016, equity securities with a fair value of $4,227,780 were received as collateral. In many instances the Company is permitted by contract to rehypothecate the securities received as

collateral. These securities may be used to cover short positions. None of these securities were rehypothecated as of December 31, 2016.

The following table presents information about the offsetting of securities and related collateral amounts as of December 31, 2016.

	Gross Amount Recognized	Gross Amount Offset in the Statement of Financial Condition	Net Amount Presented in Statement of Financial Condition	Not Offset in the Statement of Financial Condition: Financial Instruments	Not Offset in the Statement of Financial Condition: Cash Collateral Received	Net Amount
ASSETS:						
Securities borrowed	$ 4,928,750	$ -	$ 4,928,750	$ -	$ -	$ 4,928,750

9. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy described in Note 2. For all other financial assets and liabilities not measured at fair value, the carrying value approximates fair value, and categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Financial Assets at Fair Value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
ASSETS:				
Securities owned — at fair value:				
U.S. Treasury securities	$ -	$ 16,019,435	$ -	$ 16,019,435
Corporate debt securities	-	47,370,441	-	47,370,441
Equity securities	6,913,844	-	-	6,913,844
Total securities owned at fair value	$ 6,913,844	$ 63,389,876	$ -	$ 70,303,720
U.S. Treasury securities segregated under federal or other regulations	$ -	$ 29,010,540	$ -	$ 29,010,540

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Treasury and corporate debt securities

The fair value of U.S. Treasury and corporate debt securities are based on quoted market prices. In the absence of quoted market prices, fair value is determined by pricing vendors using models which discount the future cash flows to their present value using current rates at which similar securities would be bought with similar credit ratings and for the same remaining maturities, or similar techniques. These models use inputs that are observable for substantially the full term of the security, inputs that are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the security or internally developed assumptions. U.S. Treasury securities are generally

classified in Level 2 of the fair value hierarchy. Corporate debt securities are generally categorized in Level 2 of the fair value hierarchy.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

The fair value of all other financial assets and liabilities is considered to approximate the carrying value, due to the short-term nature of the financial assets and liabilities. There were no transfers between levels 1, 2, and 3 during the year ended December 31, 2016.

10. INCOME TAXES

The Company's primary temporary differences result from net unrealized gains and losses of securities owned that are recorded at fair value for book purposes and certain accrued expenses that are deductible on a cash basis for tax purposes. At December 31, 2016, the Company had a deferred tax asset of $655,676 and a deferred tax liability of $949,731, which are included in other assets and accrued expenses and other liabilities, respectively, in the accompanying statement of financial condition.

The Company is organized as a limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company entered into a legal tax-sharing agreement with its owner, the Bank, to be treated as a corporate division and should recognize an allocation of income taxes in its separate statement of financial condition pursuant to ASC 740-10-30-27. This Accounting Standard allows an allocation of current and deferred taxes to the members of a consolidated tax group, including disregarded entities. Pursuant to the tax-sharing agreement discussed previously, the Company reimburses the Bank for all income taxes payable. As of December 31, 2016, the Company had a current tax receivable from the Bank of $299,486 which is included in Other assets on the statement of financial condition.

As of December 31, 2016, there were no unrecognized tax benefits recorded or related interest and penalties for which the Company has accrued for. The Company is subject to taxation in the U.S. and state and local jurisdictions. As of December 31, 2016, the Company's tax years after 2012 are subject to examination by the taxing authorities.

11. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

12. RISK MANAGEMENT

The Company's total cash and cash equivalents at December 31, 2016 deposited at one unaffiliated depository institution is $55,468,399. The depository institution is rated by credit rating agencies. The Company also has a netting agreement with the depository institution regarding foreign exchange balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill

their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has policies and procedures in place to address overall market risk, credit risk, and settlement risk defined as follows:

Market Risk – Risk of loss in a portfolio due to an adverse change in the value of a financial products

Credit Risk – Risk that a borrower will default on any type of debt by failing to make required payments

Settlement Risk – Risk that one party will fail to deliver the terms of a contract with another party at the time of settlement. Settlement risk can be the risk associated with default at settlement and any timing differences in settlement between the two parties.

13. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company has an uncommitted line of credit signed with a U.S. depository institution of $40,000,000. There were no borrowings against the line as of December 31, 2016. The Company also has a $50,000,000 uncommitted line of credit with the Bank, as mentioned in Note 7.

The Company is not a party to any litigation involving the various aspects of its business at December 31, 2016.

14. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At December 31, 2016, the Company's net capital calculated in accordance with Rule 15c3-1 was $120,613,918 which was $120,326,949 in excess of its required minimum net capital of $286,969.

15. SUBSEQUENT EVENTS

Except for the item described below, there were no subsequent events through February 28, 2017, the date the statement of financial condition was issued that would require recognition or disclosure in the financial statements.

On December 4, 2016, the Bank announced that it has signed an agreement to acquire Bank Hapoalim's private banking business in Miami. The acquisition is expected to be completed during April 2017, subject to regulatory approval and clearance.

Deloitte.

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

Deloitte & Touche LLP
30 Rockefeller Plaza
New York NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
Safra Securities LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Safra Securities LLC (the "Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference of $4,067.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******800*******************ALL FOR AADC 100
51935 FINRA DEC
SAFRA SECURITIES LLC
ATTN: ~~MICHELLE HUI~~ 546 FIFTH AVENUE
NEW YORK NY 10036
DOUGLAS EPISCOPIO

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 89,866

B. Less payment made with SIPC-6 filed (**exclude interest**) (40,368)
7/28/16
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 49,498

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 49,498

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 49,498

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SAFRA SECURITIES LLC
(Name of Corporation, Partnership or other organization)

Douglas Episcopio
(Authorized Signature)

FINOP
(Title)

Dated the 27th day of JANUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

JAN 26 '17 RCVD

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 36,360,497
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	34,477
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	379,780
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	414,257
2d. SIPC Net Operating Revenues	$ 35,946,240
2e. General Assessment @ .0025	$ 89,866

(to page 1, line 2.A.)

Safra Securities LLC
VENDOR: SIPC
REMIT TO: SIPC

CHECK: 0000002102
COMMENT:

No. 0000002102
DATE: 1/27/2017

VENDOR INVOICE	DATE	VOUCHER	COMMENT	AMOUNT	DISCOUNT	NET AMOUNT
2016	1/26/2017	000000343		49,498.00	0.00	49,498.00
			TOTALS:	49,498.00	0.00	49,498.00

THE FACE OF THIS DOCUMENT HAS A COLORED BACKGROUND ON WHITE PAPER

No. 0000002102

Safra Securities LLC

546 Fifth Avenue, New York, NY 10036

DATE
1/27/2017

AMOUNT
************49,498.00

PAY Forty-nine thousand four hundred ninety-eight and xx / 100 Dollars

TO THE ORDER OF
SIPC
.
USA

AUTHORIZED SIGNATURE

AUTHORIZED SIGNATURE

THE BACK OF THIS DOCUMENT CONTAINS AN ARTIFICIAL WATERMARK—HOLD AT AN ANGLE TO VIEW

⑈0000002102⑈ ⑆026003023⑆ 62075[redacted]